Exhibit 1.34

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

CRITERIA CAIXA S.A.U. (Criteria), a company wholly owned by Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa” (”la Caixa” Banking Foundation), in connection with the significant event of 26 May 2016, register number 239129,

HEREBY REPORTS:

I.	That on 26 September 2017 the Governing Council of the European Central Bank (ECB), having confirmed the loss of control by Criteria over CaixaBank, S.A. (CaixaBank), took a Decision that came into force today pursuant to which Criteria, for all purposes, is no longer under its supervision, and the new responsible group is that headed by CaixaBank.

Thus Criteria has ceased to be considered as a mixed financial holding company for the purposes of Regulation (EU) No 575/2013 and the responsible entity of a financial conglomerate, and is not required to comply with the capital requirements of said regulation.

II.	The measures required to meet the conditions established by the Supervisory Board for deconsolidation for prudential purposes of CaixaBank at Criteria were notified in Significant Event Nº 239129 of 26 May 2016.

III.	Pursuant to the above, the Single Resolution Board considers that the scope of resolution lies at the CaixaBank consolidated level.

IV.	Considering the loss of control over major CaixaBank decisions and in accordance with the stipulations of International Financial Reporting Standard 10 (IFRS 10 – Consolidated Financial Statements), Criteria now records its stake in CaixaBank as an associate holding given the significant influence that still maintains over CaixaBank.

Barcelona, 26 September 2017